(FORM RW)

VAULT FINANCIAL SERVICES INC.
7251 W. LAKE MEAD BLVD., SUITE 300
LAS VEGAS, NV 89128-8351

Via EDGAR

August 31, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Vault Financial Services Inc. (the "Company") Filing on Form 10-SB (No. 000-50620)

Dear Ladies and Gentlemen:

The Company requests that the above-referenced filing on Form 10-SB be withdrawn, effective immediately.

If you have any questions, please feel free to call Geoffrey Levy or Paul Gastwirth at 702-363-5577.

Very truly yours,

VAULT FINANCIAL SERVICES INC.

By: /s/ Geoffrey Levy
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Geoffrey Levy
President